SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

07022723

3 April 2007

RECEIVED
2007 APR 19 A 11:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 2 April 2007, Re: Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 4/19

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

General Announcement
Reference No O&-070402-67522

Submitting Merchant Bank : KENANGA INVESTMENT BANK BERHAD
Company Name : SILVERSTONE CORPORATION BERHAD
Stock Name : SILSTON
Date Announced : 02/04/2007

Type : **Announcement**
Subject : **Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("PN17") issued by Bursa Malaysia Securities Berhad**

Contents :

We refer to the announcements dated 8 May 2006 and 9 May 2006 in relation to the classification of the Company as an Affected Listed Issuer pursuant to PN17, the announcement dated 19 January 2007 in relation to the notice to show cause on the de-listing of securities of Silverstone Corporation Berhad ("**SCB**" or the "**Company**"), the announcement dated 26 February 2007 in relation to Bursa Malaysia Securities Berhad ("**Bursa Securities**")'s decision to de-list the securities of the Company from the Official List of Bursa Securities ("**Decision**") and the announcement dated 6 March 2007 in relation to the submission of an appeal to the Appeals Committee of Bursa Securities (**"Appeals Committee"**) on 5 March 2007 to re-consider the Decision (**"Appeal"**). The Appeal is still pending the decision of the Appeals Committee.

Kenanga Investment Bank Berhad (formerly known as K & N Kenanga Bhd) ("**KIBB**") wish to announce on behalf of the Board that the Company is currently working together with its advisers on a plan to regularise its financial condition and the relevant announcements will be made accordingly.

This announcement is dated 2 April 2007.

END